UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

INSPIRED ENTERTAINMENT, INC.

(Exact name of registrant as specified in its charter)

Delaware	47-1025534
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

250 West 57th Street, Suite 2223 New York, New York	10107
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☑

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:         N/A         (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities To Be Registered.

On August 13, 2017, the board of directors of Inspired Entertainment, Inc. (the “Company”) adopted a rights plan and declared a dividend distribution of one right (each, a “Right”) for each outstanding share of Company common stock, par value $0.0001 per share (“Common Stock”), to stockholders of record at the close of business on August 25, 2017 (the “Record Date”). Each Right entitles its holder, under the circumstances described below, to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.0001 per share (“Preferred Stock”), of the Company at an exercise price of $45.00 per Right, subject to adjustment. The terms of the Rights are set forth in a Rights Agreement, dated as of August 13, 2017 (the “Rights Agreement”), by and between the Company and Continental Stock Transfer & Trust Company, as rights agent.

The Rights. The Company’s board of directors authorized the issuance of a Right with respect to each outstanding share of Common Stock on August 25, 2017. Initially, the Rights are associated with Common Stock and evidenced by common stock certificates or, in the case of uncertificated shares of Common Stock, the book-entry account that evidences record ownership of such shares, which will contain a notation incorporating the Rights Agreement by reference, and are transferable with and only with the underlying shares of Common Stock. New Rights will attach to any shares of Common Stock that become outstanding after the Record Date and prior to the earlier of the distribution time and the expiration time.

Separation and Distribution of Rights; Exercisability. Subject to certain exceptions, the Rights become exercisable and trade separately from Common Stock only upon the “distribution time,” which occurs upon the earlier of:

●	the close of business on the tenth day after the first date (the “stock acquisition date”) of public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right or obligation to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock, including in the form of synthetic ownership through derivative positions (any such person or group of affiliated or associated persons being referred to herein as an “acquiring person”) or

●	the close of business on the tenth business day (or later date if determined by the Company’s board of directors prior to such time as any person or group becomes an acquiring person) following the commencement of a tender offer or exchange offer which, if consummated, would result in a person or group becoming an acquiring person.

An acquiring person does not include:

●	the Company,

●	any subsidiary of the Company,

●	any employee benefit plan of the Company or of any subsidiary of the Company,

●	any person organized, appointed or established by the Company for or pursuant to the terms of any such plan or

●	any person who or which, as of immediately prior to the first public announcement of the adoption of the Rights Agreement, beneficially owns 20% or more of the outstanding shares of Common Stock. Notwithstanding the foregoing, such person would be an “acquiring person” if such person, at any time after the first public announcement of the adoption of the Rights Agreement, beneficially owns any shares of Common Stock (other than as a result of equity grants by the Company to directors, officers or employees or the exercise or vesting of such grants and with certain other exceptions) in addition to the shares of Common Stock beneficially owned by such person as of immediately prior to the first public announcement of the adoption of the Rights Agreement.

In addition, if the Company’s board of directors determines in good faith that a person who would otherwise be an acquiring person has become such inadvertently and such person divests as promptly as practicable a sufficient number of shares of Common Stock so that such person would no longer be an acquiring person, then such person will not be deemed to be an acquiring person.

Until the distribution time, the surrender for transfer of any shares of Common Stock outstanding will also constitute the transfer of the Rights associated with those shares.

As soon as practicable after the distribution time, separate rights certificates will be mailed to holders of record of Common Stock as of the close of business at the distribution time. From and after the distribution time, the separate rights certificates alone will represent the Rights. Except as otherwise provided in the Rights Agreement, only shares of Common Stock issued prior to the distribution time will be issued with Rights.

The Rights are not exercisable until the distribution time.

Expiration Time. Unless earlier redeemed or exchanged by the Company as described below, the Rights will expire at either the close of business on August 12, 2020 or, if the Rights Agreement is not approved at the Company’s 2018 annual meeting of stockholders, the close of business on August 12, 2018.

Flip-in Event. In the event that a person or group becomes an acquiring person (a “flip-in event”), each holder of a Right (other than any acquiring person and certain related parties, whose Rights automatically become null and void) will have the right to receive, upon exercise, Common Stock having a value equal to two times the exercise price of the Right. If an insufficient number of shares of Common Stock is available for issuance, then the Company’s board of directors would be required to substitute cash, property or other securities of the Company for Common Stock. The Rights may not be exercised following a flip-in event while the Company has the ability to cause the Rights to be redeemed, as described below.

Flip-over Event. In the event that, at any time following the stock acquisition date, any of the following occurs (each, a “flip-over event”):

●	the Company consolidates with or merges with and into any other entity and the Company is not the continuing or surviving corporation,

●	any entity engages in a share exchange with or consolidates with, or merges with or into, the Company, and the Company is the continuing or surviving corporation and, in connection with such share exchange, consolidation or merger, all or part of the outstanding shares of Common Stock are changed into or exchanged for stock or other securities of any other entity or cash or any other property or

●	the Company sells or otherwise transfers, in one transaction or a series of related transactions, more than 50% of the assets, cash flow or earning power of the Company and its subsidiaries (taken as a whole).

each holder of a Right (except Rights which previously have been voided as described above) will have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. Flip-in events and flip-over events are collectively referred to as “triggering events.”

Preferred Share Provisions. Each one one-thousandth of a share of Preferred Stock, if issued: will not be redeemable, will entitle the holder thereof to quarterly dividend payments equal to the greater of $0.001 per share and the amount of dividends paid on one share of Common Stock, will entitle the holder thereof to receive $1.00 upon liquidation, will have the same voting power as one share of Common Stock and, if shares of Common Stock are exchanged via merger, consolidation or a similar transaction, will entitle the holder thereof to a per share payment equal to the payment made on one share of Common Stock.

Anti-dilution Adjustments. The exercise price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution:

●	in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock,

●	if holders of the Preferred Stock are granted certain rights, options or warrants to subscribe for preferred stock or convertible securities at less than the current market price of the Preferred Stock or

●	upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the exercise price will be required until cumulative adjustments amount to at least 1% of the exercise price. No fractional shares of Preferred Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.

Redemption; Exchange. In general, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (subject to adjustment and payable in cash, Common Stock or other consideration deemed appropriate by the Company’s board of directors) at any time until ten days following the stock acquisition date. Immediately upon the action of the board of directors authorizing any redemption, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

At any time after there is an acquiring person and prior to the acquisition by the acquiring person of 50% or more of the outstanding shares of Common Stock, the Company may exchange the Rights (other than Rights owned by the acquiring person which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

No Rights as Stockholder. Until a Right is exercised, its holder will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Amendment of the Rights Agreement. The Company and the rights agent may from time to time amend or supplement the Rights Agreement without the consent of the holders of the Rights. After the stock acquisition date, however, no amendment can materially adversely affect the interests of the holders of the Rights (other than the acquiring person, any affiliate or associate thereof or any transferee of the acquiring person or any affiliate or associate thereof).

Certain Anti-takeover Effects. The Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Company’s board of directors. The Rights may cause substantial dilution to a person or group that attempts to acquire control of the Company on terms or in a manner not approved by the Company’s board of directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

The Rights are not intended to prevent all takeovers of the Company and will not do so. Since, subject to the restrictions described above, the Company may redeem the Rights prior to the distribution date, the Rights should not interfere with any merger or business combination approved by the Company’s board of directors.

* * * * *

The foregoing description of the Rights Agreement and the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is filed as Exhibit 4.1 hereto and is incorporated herein by reference.

Item 2.	Exhibits.

Exhibit No.	Description
3.1	Certificate of Designation of the Series A Junior Participating Preferred Stock of the Company, dated August 14, 2017

4.1	Rights Agreement, dated as of August 13, 2017, by and between the Company and Continental Stock Transfer & Trust Company, as rights agent (which includes the Form of Rights Certificate as Exhibit B thereto)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

INSPIRED ENTERTAINMENT, INC.

Date: August 14, 2017
	By:	/s/ Luke Alvarez
Name: Luke Alvarez
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
3.1	Certificate of Designation of the Series A Junior Participating Preferred Stock of the Company, dated August 14, 2017

4.1	Rights Agreement, dated as of August 13, 2017, by and between the Company and Continental Stock Transfer & Trust Company, as rights agent (which includes the Form of Rights Certificate as Exhibit B thereto)